Houston Headquarters
1330 Post Oak Blvd, Suite 2250, Houston, TX 77056
Tel: 713-797-2940 Fax: 713-797-2990

February 15, 2013

VIA EDGAR CORRESPONDENCE
Mr. Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street N.E.
Washington, D.C. 20549

Re:	CAMAC Energy Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2012
Response dated January 7, 2013
File No. 1-34525

Dear Mr. Skinner:

We have received your letter dated February 1, 2013 (the “Comment Letter”), addressed to Dr. Kase Lukman Lawal, Chief Executive Officer of CAMAC Energy Inc. (the “Company”), pursuant to which you provided comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (“SEC”) pertaining to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 1-34525) filed with the SEC on March 15, 2012 (“Form 10-K”) and our Definitive Proxy Statement on Schedule 14A (File No. 1-34525) filed with the SEC on April 30, 2012 (the “Proxy Statement”).

We have set forth below the responses of the Company to the Staff’s comments on Form 10-K and the Proxy Statement.  For your convenience, the comments contained in your Comment Letter are set forth below verbatim in italicized text.  We attached as Exhibits A through D to our previous letter to the Staff dated January 7, 2013 drafts of certain revised disclosures discussed herein that we will include in a Form 10-K/A for the fiscal year ended December 31, 2011 (the “Form 10-K/A”) in response to certain of the Staff’s comments.  We will file the Form 10-K/A after we receive clearance from the Staff for our proposed revisions.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Note 3:  Significant Accounting Policies, page 66

Impairment of Long-Lived Assets, page 67

1.
Your response to prior comment number 7 from our letter dated December 20, 2012 indicates that you have considered probable and possible reserves as part of your impairment testing.  Please explain to us the source of and basis for these reserves. As part of your response, describe the specific uncertainties associated with the reserves and explain the significant actions or events that would need to occur to bring them to production.

Response:

The source of the reserves was the 2011 Reserves Report dated December 31, 2011, prepared by a third party reserves evaluation company Netherland, Sewell & Associates, Inc. (“NSAI”).

The basis of the probable reserves includes improved recovery beyond proved reserves in the T1A reservoir.  Probable reserves also include additional reservoir volume in the T1B reservoir as reserves beyond what is considered as proved.  The uncertainties that exist for probable reserves are the assumptions that recovery can be improved in the T1A reservoir beyond the reserves booked as proved, and that additional development drilling can extend the known reservoir limits of the T1B reservoir.

Possible reserves include improved recovery assumptions in the T1A and T1B reservoirs beyond the assumptions in probable reserves.  The reservoir limits of the T1B reservoir are also assumed greater than the probable reservoir limits.  Additionally, possible reserves include reserves for an adjacent fault block to the producing T1A fault block that is believed to be in pressure communication with the producing fault block.  The uncertainties that exist for possible reserves are the assumptions that recovery can be improved beyond probable reserves, and that planned development drilling will extend reservoir limits in the T1B reservoir and discover hydrocarbons in the adjacent T1A reservoir fault block.

Improved completion techniques and additional reservoir delineation through development drilling are required to move both probable and possible reserves to proved.

2.
Please tell us the pricing assumptions underlying your impairment testing.  To the extent that you used prices other than those specified under SEC definitions, explain to us your basis for those prices.  Additionally, tell us how those pricing assumptions compare to the assumptions used for other purposes such as budgeting and projections. See FASB ASC 360-10-35-30.

Response:

The Company used prices included in the 2011 Reserve Report which are in line with SEC guidance.  The oil price used in the Reserve Report was based on the 12-month unweighted arithmetic average of the first-day-of-the-month Energy Information Administration Europe Brent Spot price for each month in the period January through December 2011.  The average price of $111.02 per barrel was adjusted for quality, transportation fees and a regional price differential.  The adjusted price of $112.26 per barrel was held constant throughout the lives of the properties.  This compares to $100 per barrel used for budgeting and cash forecasting purposes.  Although management used $100 per barrel for short-term budgeting and cash forecasting, we believe the price used for the undiscounted future net cash flows is more indicative of future pricing.

3.
Your response to prior comment number 7 suggests that you have applied risk factors to the future net cash flows from probable and possible reserves, rather than to the reserve quantities themselves.  However, this is not clear.  Please confirm for us that you have risk adjusted the quantities as opposed to the future net cash flows.  In this regard, note that risk adjusting future net cash flows may not properly reflect the impact that capital and other fixed costs will have in the event that actual quantities are less than projected. See FASB ASC 932-360-35-8.

Response:

The Company did risk adjust the future net cash flows from probable and possible reserves.   The geological and technical risks are reflected in our categorizing the volumes as probable or possible.  To account for the lower level of certainty, future net cash flows of probable and possible reserves were risk adjusted down by 50% and 90%, respectively, in determining the excess of the carrying amount of the asset compared to the undiscounted future net cash flows.

The operating expense is a daily fixed rate for operating and maintaining the floating production storage and offloading (“FPSO”) facilities, which is not sensitive to the volume outcome since the FPSO has enough capacity to accommodate expected production volumes.  Capital expenditures (well and hook-up costs) required to develop both the probable and possible reserves have been included in calculating the undiscounted future net cash flows.  No additional costs besides the above mentioned are required, and therefore the approach that has been taken is considered appropriate.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Information, page 17

Compensation Discussion and Analysis, page 17

4.
In response to prior comment 10, you state that “We do not disclose publicly the degree to which any particular officer or employee met a particular standard…because there is a personal relationship between the officer or employee and the Company, and such disclosure may be an invasion of that employee's privacy.” We disagree and reissue the comment.  In Release Number 33-8732A, the Commission stated that “The purpose of the Compensation Discussion and Analysis disclosure is to provide material information about the compensation objectives and policies for named executive officers without resorting to boilerplate disclosure…The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies and decisions for individual named executive officers where appropriate.” Please expand your disclosure to disclose any targets used and describe the individual performance and contribution that were taken into account in awarding annual bonuses, including whether and to the extent each NEO met the “standards” you mention in your response.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

Our original response to your comment 10 is amended and restated as follows in its entirety:

In accordance with what we disclosed in the Compensation Discussion and Analysis (“CD&A”) in our 2012 proxy statement, the principal components of compensation for the executive officers are (1) base salary, (2) annual cash incentive compensation (bonus) and (3) long-term incentive compensation.  The Compensation Committee (the “Committee”) engaged a firm specializing in executive compensation analysis (the ‘Consultant”) to provide the Committee with market data and advice regarding executive compensation packages in our industry as well as to conduct an annual review of the total direct compensation to the executive officers for market competitiveness.  The details of this process and the role of the Committee and the consultant are set out in our CD&A.

Base Salary:  The base salaries for each of the named executive officers were established in their written employment agreements entered into in 2011.  As stated in the CD&A on page 18 of the proxy statement, the Committee concluded that the base salaries of the executives were aligned with the base salary philosophy to remain competitive with other companies in its peer group.

Annual Bonus:  By way of background, each of the four named executive officers who received a bonus commenced employment after the start of the year, ranging from May to September 2011.  The target amount of any annual cash bonus for each of the named executive officers was established by their written employment agreements to be between 0% and 100% of annual base salary at the discretion of the Committee.  No measurable, objective performance criteria were established at the time of entering into the employment agreements for purposes of determining the amount of bonuses to be paid because the entire management team, including the CEO, were new in their positions with the Company.  Based on advice from the Consultant, which took into consideration target percentages for bonuses in similarly situated companies, the Committee decided to set the target annual bonus for 2011 at 50% of annual base salary, a percentage which was less than the percentage recommended by the Consultant, but which the Committee believed, on a conservative basis, was reasonable given the newness of the positions of the four named executive officers that received a bonus.  In determining how much of the 50% target to award the four named executive officers, the Committee took into account the following standards for each of the four named executive officers:  the success in meeting Company, team and individual goals; recommendations from the Company’s CEO; past performance of the Company and the named executive officers; fulfillment of job responsibilities; level of challenges presented; the need to retain talented executives and to provide motivation to them; an assessment of their overall fit within the Company; and their leadership capacity.  The Committee determined that each of the four named executive officers fully met these standards during the period under review.  Further, each of the annual incentive bonuses was prorated to reflect actual length of service.

Long-Term Incentive:  As described in the CD&A, the Committee has authority to award equity incentive compensation to executive officers in its sole discretion.   The long-term equity compensation granted in 2012 was determined by reference to the market analysis prepared by the Consultant, also taking into consideration Company performance, individual performance and retention concerns.

In Connection with its response, CAMAC Energy Inc. acknowledges that:

●	CAMAC Energy Inc. is responsible for the adequacy and accuracy of the disclosures in the filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	CAMAC Energy Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at 713 797 2940.

Very truly yours

CAMAC Energy Inc.

By:
Nicolas J. Evanoff
Senior Vice President & General Counsel